UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jamba, Inc.
(Name of Subject Company)

Jay Merger Sub, Inc.
(Offeror)

Focus Brands Inc.
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

47023A309
(CUSIP Number of Class of Securities)

Sarah Powell
Executive Vice President, General Counsel and Secretary
Focus Brands Inc.
5620 Glenridge Dr. NE
Atlanta, GA 30342
(404) 255-3250
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Eric Wang Jennifer Gallo Brandee Diamond DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$206,763,050	$25,742

*
Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 15,663,317 shares of common stock, par value $0.001 per share (the "Shares"), of Jamba, Inc., a Delaware corporation ("Jamba"), issued and outstanding, multiplied by the offer price of $13.00 per Share, (b) 333,125 Shares issuable pursuant to outstanding options to acquire Shares from the Company with an exercise price less than the offer price of $13.00 per share, multiplied by $1.5913, which is the offer price of $13.00 per share minus the weighted average exercise price for such options of $11.4087 per share, and (c) 200,756 Shares issuable pursuant to outstanding time-based restricted stock units multiplied by the offer price of $13.00. The calculation of the filing fee is based on information provided by Jamba, Inc. as of August 10, 2018.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐
    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Jay Merger Sub, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Focus Brands Inc. ("Parent"), a Delaware corporation, for any and all of the outstanding shares of common stock, par value $0.001 per share ("Shares"), of Jamba, Inc. ("Jamba"), at a price of $13.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal", a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer").

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

    Jamba, Inc.
    3001 Dallas Parkway, Suite 140
    Frisco, Texas 75034
    (469) 294-9600

        (b)    Securities.    The information set forth in the section of the Offer to Purchase entitled "Introduction" and Section 6—"Price Range of Shares; Dividends" is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    This Schedule TO is filed by (i) Parent and (ii) Purchaser. The information set forth in the "Summary Term Sheet", Section 8—"Certain Information Concerning Parent and Purchaser" in the Offer to Purchase and in Schedule I—"Information Relating to Parent, Purchaser and Certain Related Parties" of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    For purposes of subsection (a)(1)(i)- (viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    Summary Term Sheet

    Introduction

    Section 1—"Terms of the Offer"

    Section 2—"Acceptance for Payment and Payment for Shares"

    Section 3—"Procedures for Accepting the Offer and Tendering Shares"

1

    Section 4—"Withdrawal Rights"

    Section 5—"Certain United States Federal Income Tax Consequences"

    Section 13—"Certain Effects of the Offer"

    Section 15—"Conditions of the Offer"

        Subsections (a)(1)(ix) and (xi) are not applicable.

        For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    Summary Term Sheet

    Introduction

    Section 1—"Terms of the Offer"

    Section 5—"Certain United States Federal Income Tax Consequences"

    Section 10—"Background of the Offer; Past Contacts or Negotiations with Jamba"

    Section 11—"The Merger Agreement; Other Agreements"

    Section 12—"Purpose of the Offer; Plans for Jamba"

    Section 13—"Certain Effects of the Offer"

        Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    Summary Term Sheet

    Introduction

    Section 8—"Certain Information Concerning Parent and Purchaser"

    Section 10—"Background of the Offer; Past Contacts or Negotiations with Jamba"

    Section 11—"The Merger Agreement; Other Agreements"

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    Summary Term Sheet

    Introduction

    Section 10—"Background of the Offer; Past Contacts or Negotiations with Jamba"

    Section 11—"The Merger Agreement; Other Agreements"

    Section 12—"Purpose of the Offer; Plans for Jamba"

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    Section 12—"Purpose of the Offer; Plans for Jamba"

        (c)    Plans.    For purposes of subsections (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

2

    Summary Term Sheet

    Introduction

    Section 10—"Background of the Offer; Past Contacts or Negotiations with Jamba"

    Section 11—"The Merger Agreement; Other Agreements"

    Section 12—"Purpose of the Offer; Plans for Jamba"

    Section 13—"Certain Effects of the Offer"

    Section 14—"Dividends and Distributions"

        Subsections (c)(2) and (c)(3) are not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d)    Source of Funds; Conditions; Borrowed Funds.    The information set forth in the "Summary Term Sheet" and Section 9—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in Section 8—"Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions.    None.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the "Summary Term Sheet" and Section 10—"Background of the Offer; Past Contacts or Negotiations with Jamba" and Section 17—"Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    Not applicable.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreement, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

    Summary Term Sheet

    Section 10—"Background of the Offer; Past Contacts or Negotiations with Jamba"

    Section 11—"The Merger Agreement; Other Agreements"

    Section 12—"Purpose of the Offer; Plans for Jamba"

    Section 13—"Certain Effects of the Offer"

    Section 16—"Certain Legal Matters; Regulatory Approvals"

        (c)    Other Material Information.    For purposes of subsection  (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

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Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 15, 2018.
(a)(1)(B)	Letter of Transmittal, dated August 15, 2018.
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 15, 2018.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.
(a)(1)(F)	Summary Advertisement, as published in The New York Times on August 15, 2018.
(a)(5)(A)
Joint Press Release issued by Focus Brands Inc. and Jamba, Inc., dated August 2, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by Jamba, Inc. filed on August 2, 2018).
(b)(1)
Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister's Funding LLC, as co-issuers, and Citibank, N.A., as trustee and securities intermediary.
(b)(2)
Series 2017-1 Supplement to Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister's Funding LLC, as co-issuers, and Citibank, N.A., as trustee and series 2017-1 securities intermediary.
(b)(3)
Class A-1 Note Purchase Agreement, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister's Funding LLC, as co-issuers, the guarantors party thereto, Focus Brands Inc., as manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank plc and Coöperatieve Rabobank, U.A., New York Branch, as co-administrative agents.
(d)(1)
Agreement and Plan of Merger, dated as of August 1, 2018, by and among Focus Brands Inc., Jay Merger Sub, Inc. and Jamba, Inc. (incorporated by reference to Exhibit 2.1 to Jamba, Inc.'s Current Report on Form 8-K filed on August 2, 2018).
(d)(2)	Mutual Nondisclosure Agreement, dated March 30, 2018, by and between Jamba, Inc. and Focus Brands Inc.
(d)(3)
Form of Tender and Support Agreement, by and among Focus Brands Inc., Jay Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to Jamba, Inc.'s Current Report on Form 8-K filed on August 2, 2018).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FOCUS BRANDS INC.
By:	/s/ SARAH E. POWELL
	Name:	Sarah E. Powell
	Title:	Executive Vice President, General Counsel and Secretary
JAY MERGER SUB, INC.
By:	/s/ SARAH E. POWELL
	Name:	Sarah E. Powell
	Title:	Executive Vice President, General Counsel and Secretary

Dated: August 15, 2018

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 15, 2018.
(a)(1)(B)	Letter of Transmittal, dated August 15, 2018.
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 15, 2018.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.
(a)(1)(F)	Summary Advertisement, as published in The New York Times on August 15, 2018.
(a)(5)(A)
Joint Press Release issued by Focus Brands Inc. and Jamba, Inc., dated August 2, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by Jamba, Inc. filed on August 2, 2018).
(b)(1)
Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister's Funding LLC, as co-issuers, and Citibank, N.A., as trustee and securities intermediary.
(b)(2)
Series 2017-1 Supplement to Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister's Funding LLC, as co-issuers, and Citibank, N.A., as trustee and series 2017-1 securities intermediary.
(b)(3)
Class A-1 Note Purchase Agreement, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister's Funding LLC, as co-issuers, the guarantors party thereto, Focus Brands Inc., as manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank plc and Coöperatieve Rabobank, U.A., New York Branch, as co-administrative agents.
(d)(1)
Agreement and Plan of Merger, dated as of August 1, 2018, by and among Focus Brands Inc., Jay Merger Sub, Inc. and Jamba, Inc. (incorporated by reference to Exhibit 2.1 to Jamba, Inc.'s Current Report on Form 8-K filed on August 2, 2018).
(d)(2)	Mutual Nondisclosure Agreement, dated March 30, 2018, by and between Jamba, Inc. and Focus Brands Inc.
(d)(3)
Form of Tender and Support Agreement, by and among Focus Brands Inc., Jay Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to Jamba, Inc.'s Current Report on Form 8-K filed on August 2, 2018).
(g)	None.
(h)	None.